UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2008

Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.

(Translation of Registrant’s Name into English)

506 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X      Form 40-F _______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _______ No    X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _______ No    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _______ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934,

the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alberta Star Development Corp.

(Registrant)

By  /s/ Tim Coupland

President & CEO

Date  April 11, 2008

ALBERTA STAR DEVELOPMENT CORP.

Suite 506 - 675 West Hastings Street ∙ Vancouver ∙ British Columbia ∙ V6B 1N2

Telephone:  (604) 681-3131    Facsimile:  (604) 408-3884

NEWS RELEASE

April 11, 2008	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF
Frankfurt Trading Symbol: QLD

ALBERTA STAR INTERSECTS 3.0 METERS OF 25.3 G/TON SILVER AT THE CAMELBACK IOCG & URANIUM TARGET

Alberta Star Development Corp. (the “Company”) listed on the TSX Venture Exchange (ASX), on the OTCBB (ASXSF) and on the Frankfurt Exchange (QLD), is pleased to report that the Company has received assay results from the final four holes of a seventeen hole drill program from the 2007 summer/fall drill program at the Camelback IOCG & uranium target. The Company encountered 3.0 meters of 25.3 g/ton silver in drill hole number CB-07-08.

The 2007 drilling program has confirmed additional poly-metallic IOCG style mineralization at the Camelback target. The Company has intersected multiple zones of poly-metallic mineralization that is associated with zones of strong hydrothermal alteration and brecciation that are locally enriched in silver, copper, lead, zinc, cobalt, and vanadium. Multiple zones of sulfide mineralization outcrop in semi-continuous gossanous zones for over 3.5 kilometers in length. The Camelback IOCG & uranium target is approximately 3.5 kilometers in length and 1 kilometer in width. This large IOCG target extends from the north end of Glacier Lake to the eastern shore of Cameron Bay.  The Camelback target is located 7.5 km east of the old Eldorado uranium mine. The Company believes that the results from the current drill program confirm the extensive nature of hydrothermal alteration and poly-metallic mineralization associated within the Camelback target.  The presence of quartz-hematite-uranium veins indicates that widespread uranium and IOCG style mineralization is present at the Camelback target.

Highlights from  mineralized down-hole intervals from the Camelback target:

•

CB-07-07 intersected 2.8 meters of 11.88 g/ton silver and 1.5 meters of 20.90 g/ton silver.

•

CB-07-08 intersected 3.0 meters of 25.3 g/ton silver including 1.5 meters of 36.4 g/ton silver.

•

CB-07-12 intersected 16.45 meters of 0.12% copper.

The accompanying table gives a summary of drilling highlights and assay results returned from the final four drill holes at the Camelback target.  The Company has now reported the results of 54 of 72 drill holes that were drilled during the 2007 summer and fall drilling campaign.

 Drill Summary

				Copper	Zinc	Silver	Vanadium
	From	To	Interval	Cu	Zn	Ag	V2O5
Drill Hole	(m)	(m)	(m)	(%)	(%)	(g/ton)	(%)
CB-07-03	55.75	57.25	1.5	0.09	0.02	2.0	0.013
	130	134.5	4.5	0.09	0.01	0.2	0.012

				Silver
	From	To	Interval	Ag
Drill Hole	(m)	(m)	(m)	(g/ton)
CB-07-07	13.11	15.91	2.8	11.88
	127	128.5	1.5	20.90

				Silver
	From	To	Interval	Ag
Drill Hole	(m)	(m)	(m)	(g/ton)
CB-07-08	148.50	151.50	3.0	25.3
	148.50	150.00	1.5	36.4
	150.00	151.50	1.5	14.2

				Copper	Zinc	Nickel	Cobalt	Vanadium
	From	To	Interval	Cu	Zn	Ni	Co	V2O5
Drill Hole	(m)	(m)	(m)	(%)	(%)	(%)	(%)	(%)
CB-07-12	15.00	16.35	1.35	0.067	0.078	0.028	0.004	0.043
	22.50	24.00	1.50	0.028	0.008	0.003	0.006	0.043
	25.50	30.00	4.50	0.179	0.010	0.002	0.002	0.028
	64.50	72.00	7.50	0.161	0.012	0.003	0.007	0.028
	90.50	92.15	1.65	0.157	0.020	0.002	0.004	0.019
	93.65	95.15	1.50	0.028	0.015	0.005	0.045	0.015
	99.05	115.50	16.45	0.120	0.021	0.006	0.009	0.018
	119.30	120.80	1.50	0.058	0.008	0.016	0.014	0.107
	123.00	124.50	1.50	0.016	0.022	0.010	0.008	0.046
	136.50	139.50	3.00	0.025	0.054	0.004	0.006	0.092
	139.50	142.50	3.00	0.029	0.035	0.004	0.005	0.061
	144.00	145.50	1.50	0.123	0.014	0.004	0.015	0.027
	175.50	177.00	1.50	0.144	0.010	0.003	0.013	0.018
	208.00	211.00	3.00	0.001	0.013	0.003	0.002	0.060

Metal values as at today’s market price. Gold $929.50 US per ounce, Copper $3.95 US per pound, Silver $17.97 US per ounce, Cobalt $52.25 US per pound, Zinc $1.04 US  per pound, Lead $1.29 US per pound, Nickel $12.99 US per pound, Vanadium $13.00 US per pound, and Uranium $71.00 US per pound as of April 10, 2008.

Note: True thickness is unknown.

CB-07-09 was drilled out of the strongly mineralized zone and shows no significant mineralization.

Azimuth and inclination for CB-07-3, CB-07-7 and CB-07-8 are 225 degrees and 50 degrees, respectively. CB-07-12 has 225 degree azimuth and 45 degrees inclination. There are three NE-SW trending drilling rows at Camelback: first row includes drill holes CB-07-01 to CB-07-09 with 200 meter spacing between adjacent holes. Drill holes CB-07-10 and CB-07-16 are located at 400 meters SE and 550 meters NW of the first row, respectively. The second row includes drill holes CB-07-11, CB-07-12 and CB-07-15 at 2375 meters SE of the first row. The third row includes drill holes CB-07-13 and CB-07-14 at 600 meters SE of the second row.

All drill core samples were prepared, bagged and sealed by the Company's supervised personnel and were transported by plane to Acme Analytical Laboratories Ltd. ("ACME") in Yellowknife, NT where they were crushed and pulped, and then transported to ACME's main laboratories in Vancouver, British Columbia for assaying. Acme is a fully registered analytical lab for analysis by ICP-MS and ICP-FA techniques. All samples were analyzed for a wide spectrum of minerals Mo, Cu, Pb, Zn, Ag, Ni, Co, Mn, Fe, As, U, Au, Th, Sr, Cd, Sb, Bi, V, Ca, P, La, Cr, Mg, Ba, Ti, Al, Na, K, W, Zr, Ce, Sn, Y, Nb, Ta, Be, Sc, Li, S and Rb by inductivity coupled plasma-mass spectrometry (ICP-MS) following a four acid digestion (HF, HClO4, HNO3 and HCl). All analyses for Cu, Ag, Au, U, Co, Ni, Bi, Pb, Zn and W which exceeded upper limits were re-assayed using the ICPFA method to validate values.

THE ELDORADO & CONTACT LAKE IRON OXIDE COPPER, GOLD, SILVER AND URANIUM PROJECTS

The Eldorado & Contact Lake Permit Areas are located on the east side of Great Bear Lake in Canada’s Northwest Territories. The permit areas are situated 470 kilometers north of the city of Yellowknife. The total size of the Eldorado & Contact Lake Permit area covers over 98,027.77 acres in size.  The Eldorado IOCG Project area includes two past producing high grade silver and uranium mines, the Echo Bay Silver Mine which produced 23,779,178 ounces of silver and the Eldorado Uranium Mine which produced 15 million pounds of uranium and 8 million ounces of silver.  Olympic Dam style volcanic hosted hydrothermal iron-oxide copper, gold deposits are attractive targets for exploration and development due to their poly-metallic nature, high unit value and enormous size and grade tonnage potential.

ALBERTA STAR DEVELOPMENT CORPORATION

Alberta Star is a Canadian mineral exploration company that identifies, acquires, finances advanced stage mineral exploration projects in Canada. The Company is committed to creating long term shareholder value through the discovery of base and precious metals and uranium.

INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, Alberta Star’s In-house Investor Relations and Corporate Communications Specialist, for all corporate updates at (604) 948-9663 and Mr. Mario Drolet at MI3 Communications Company at (514) 904-1333.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland. President and CEO

Alberta Star Development Corp.

Tel 604.681.3131           Fax 604.408.3884

www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland

President & CEO

Lou Covello, B.Sc., P.Geo. is the qualified person for the Eldorado & Contact Lake IOCG Projects.

These results have been prepared under the supervision of Lou Covello, B.Sc., P.Geo, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data.  All rock samples were analyzed by Acme Analytical Laboratories Ltd. and Actlabs Laboratories Ltd.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This news release contains certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical fact, that address future production, reserve potential, exploration drilling,  exploitation activities and events or developments that the Company expects to occur, are forward looking statements.  Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans” “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur.  Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements.  Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.  Forward looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made.  The Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.  For further information investors should review the Company’s filings that are available at www.sedar.com or contact Tim Coupland, President at (604) 681-3131.